Exhibit 3.1

THIRD AMENDMENT

TO THE

AMENDED AND RESTATED BY-LAWS

OF

PLUM CREEK TIMBER COMPANY, INC.

The Amended and Restated By-Laws of Plum Creek Timber Company, Inc., as previously amended on February 7, 2007 and February 5, 2008 (the “By-Laws”) are hereby amended, effective February 9, 2010, as set forth below:

Section 9 of Article II of the By-Laws is hereby amended and restated in its entirety as follows:

Section 9. Voting. Unless otherwise required by law, the Certificate of Incorporation or these By-laws, any question brought before any meeting of stockholders, other than the election of directors, shall be decided by the vote of the holders of a majority of the total number of votes of the Corporation’s capital stock represented in person or by proxy at the meeting and entitled to vote on such question, voting as a single class. Unless otherwise provided in the Certificate of Incorporation, and subject to Section 5 of Article V hereof, each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy but no proxy shall be voted on or after three years from its date, unless such proxy provides for a longer period. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in such officer’s discretion, may require that any votes cast at such meeting shall be cast by written ballot.